Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-268780) and Form S-8 (No. 333-268781) of Ascent Industries Co. (the “Company”), of our report dated March 3, 2026, relating to the consolidated financial statements and schedule of the Company and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to material weaknesses), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2025.

/s/ Baker Tilly US, LLP

Irvine, California
March 3, 2026